File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 15

Filed Pursuant to Rule 253(g)(2)

Date of Original Offering Circular: May 4, 2018

December 16, 2021

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular. The below information is intended to supersede the portion of the Offering Circular entitled “Valuation and Net Asset Value (NAV) Policies” beginning on page 21 of the Offering Circular and the information in the answers to Questions 10 and 11 under the section entitled “Frequently Asked Questions and Answers About This Offering” on page 8. Additionally, all references in the Offering Circular to “quarterly NAV” or terms of similar import shall be amended to accord with the changes below.

Change to Net Asset Value (“NAV”)

The NAV per share of the Company will be calculated no less frequently than at the end of each fiscal year on a fully diluted basis using market capitalization rates and comparable sales information for underlying investments.

●	Capitalization Rate Methodology – For stabilized income producing assets, our manager estimates NAV of the Company’s ownership interests in an investment based on prevailing capitalization rates for comparable assets. Comparable assets are identified by reviewing the local submarket for properties that are comparable in vintage, geography, quality of improvements, and tenancy. Capitalization rates are obtained through transaction information primarily obtained from property owners, brokers, news articles, and commercial real estate data aggregation platforms.

●	Comparable Sales Methodology - Our Manager also estimates NAV of the Company's ownership interest in an investment based on completed sales and/or quoted prices in active marketing of comparable assets. Comparable sales are identified by reviewing recent sales of similar vintage in a defined geographic region that are comparable in quality of improvements and tenancy.

●	To the extent the Company’s investments cannot be appropriately valued using capitalization rates or comparable sales, the Company may elect to estimate the NAV of an investment at its purchase price, book value, or hire an independent valuation expert to determine the NAV.

As a result of these changes, the Company’s NAV will change from $10.00 per share to $11.47 per share effective as of January 1, 2022. The increase in NAV comes primarily as a result of the increased net operating income and decreased capitalization rates for the assets the Company has invested in, thereby creating a significant market premium over book value.